UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)   *

K-V Pharmaceutical Company
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
482740206
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 18 Pages
Exhibit Index Found on Page 17

13D
CUSIP No. 482740206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 3,603,867 Shares, which is 7.3% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,393,964 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,393,964 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,964 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 18 Pages

13D
CUSIP No. 482740206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 3,603,867 Shares, which is 7.3% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,209,903 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,209,903 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,903 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 18 Pages

13D
CUSIP No. 482740206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 3,603,867 Shares, which is 7.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,393,964 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,393,964 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,964 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 18 Pages

13D
CUSIP No. 482740206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 3,603,867 Shares, which is 7.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,603,867 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,603,867 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,867 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 5 of 18 Pages

13D

CUSIP No. 482740206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 3,603,867 Shares, which is 7.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,603,867 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,603,867 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,867 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 18 Pages

13D

CUSIP No. 482740206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 3,603,867 Shares, which is 7.3% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,603,867 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,603,867 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,867 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 18 Pages

              Preliminary Note

             This Schedule 13D supersedes the Schedule 13G, as last amended by Amendment No. 1 thereto filed on February 14, 2013 (as so amended, the “Schedule 13G”), filed by the Reporting Persons with respect to Shares of the Company (each such capitalized term as defined below).  The Reporting Persons  have neither acquired nor disposed of Shares since the filing of Amendment No. 1 to the Schedule 13G.

Item 1.  Security And Issuer

     This statement relates to shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of K-V Pharmaceutical Company (the “Company”).  The Company’s principal offices are located at 2280 Schuetz Road, St. Louis, Missouri 63146.

Item 2.  Identity And Background

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii)
Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas” and, together with Greywolf Capital II, the “Greywolf Funds”), with respect to the Shares held by it;

(iii)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares held by Greywolf Capital II;

(iv)	Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of the Greywolf Funds, with respect to the Shares held by the Greywolf Funds;

(v)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by the Greywolf Funds; and

(vi)
Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by the Greywolf Funds.

                (b)           The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Master Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, and (ii) Greywolf Master Overseas is 89 Nexus Way, Camana Bay, Grand Cayman KY1-

Page 8 of 18 Pages

9007.

(c)           The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the General Partner is to act as the general partner of Greywolf Capital II.  The principal business of the Investment Manager is that of a registered investment adviser.  The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager.  The principal business of Savitz is serving as the senior managing member of the General Partner, the sole managing member of the Investment Manager General Partner and the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Reporting Persons is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration

             The net investment cost (including commissions) for the Shares held by each of the Greywolf Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
Greywolf Capital II	1,393,964	$89,581
Greywolf Master Overseas	2,209,903	$141,968

The consideration for such acquisitions was obtained for each of the Greywolf Funds from working capital.

Item 4.  Purpose Of  The Transaction

General

The Greywolf Funds acquired the Shares in the ordinary course of business for investment purposes.

Each Reporting Person, consistent with its  investment purpose, at any time and from time to time may acquire additional Shares or other securities of the Company (including New Common Stock, as defined below) or transfer or dispose of any or all of its Shares or such other securities, depending upon an ongoing evaluation of the investment in the Shares or such other

Page 9 of 18 Pages

securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more security holders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

June 2013 Agreements Relating to Proposed Restructuring of the Company

On August 4, 2012, the Company and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

At various times thereafter, negotiations concerning a potential financial restructuring of the Company and the other Debtors occurred among the Debtors and parties including (i) Silver Point Finance, LLC (“Silver Point”), (ii) the Greywolf Funds and their affiliate Greywolf Opportunities Fund LLC (collectively, the “Greywolf Investors”) and (iii) Capital Ventures International, Kingdon Capital Management, L.L.C., and Deutsche Bank Securities Inc. and/or certain affiliates thereof (collectively, the “Other Investors” and, together with the Greywolf Investors, the “Investors”).

Following such negotiations, in June 2013 the Greywolf Investors entered into the agreements identified below.  Each agreement relates to the restructuring (the “Restructuring”) contemplated by the Debtors’ proposed Sixth Amended Joint Chapter 11 Plan of Reorganization filed with the Bankruptcy Court on June 21, 2013 (the “Chapter 11 Plan”) and the implementation of Chapter 11 Plan.

 Second Amended and Restated Stock Purchase and Backstop Agreement

A Second Amended and Restated Stock Purchase and Backstop Agreement, dated as of June 6, 2013 (the “SPBA”), was entered into by and among the Company and the Investors.  The SPBA provides, among other things, that in connection with the Chapter 11 Plan: (i) the Investors will purchase directly from the Company a specified number of shares of new common stock of the reorganized Company to be issued pursuant to the Chapter 11 Plan (“New Common Stock”); (ii) holders of Convertible Notes will receive a specified number of shares of New Common Stock; (iii) the Company will conduct a rights offering pursuant to which holders of Convertible Notes will have the opportunity to purchase up to a specified number of shares of New Common Stock (the “Rights Offering”); (iv) certain of the Investors will purchase any shares of New Common Stock which are not subscribed for in the Rights Offering; (v) the Company will issue to the Investors a specified number of shares of New Common Stock as a commitment fee; and (vi) the Company will use the proceeds from the direct purchase and the Rights Offering for the purpose, among others, of funding certain cash payments to holders of

Page 10 of 18 Pages

the Company's 12% Senior Secured Notes due 2015 (the “Senior Notes”).

The foregoing summary is qualified in its entirety by reference to the SPBA, a copy of which is attached as Exhibit 99.1 to the Schedule 13D filed by Deutsche Bank AG on July 12, 2013 and is hereby incorporated herein by reference.

The SPBA also contemplates that at the effective time of the Chapter 11 Plan, the Company, the Investors and certain other holders of New Common Stock will enter into a stockholders agreement in the form and substance attached as Exhibit D to the SPBA (the “New Stockholders Agreement”), providing for, among other things, board representation, transfer restrictions, drag-along and tag-along rights and preemptive rights.

The foregoing summary is qualified in its entirety by reference to the New Stockholders Agreement, a copy of which is attached as Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on June 27, 2013 and is hereby incorporated herein by reference.

Plan Support Agreement

A Plan Support Agreement, dated as of June 6, 2013 (the “PSA”), was entered into by and among the Company, the Investors and certain other holders of the Company’s 2.5% Contingent Convertible Subordinated Notes due 2033 (the “Convertible Notes”) (the Investors and such other holders of Convertible Notes, collectively, the “Ad Hoc Group”).  The PSA provides, among other things, that: (i) the members of Ad Hoc Group will support the Restructuring and the confirmation and implementation of the Chapter 11 Plan; (ii) each Ad Hoc Group member will purchase certain shares of New Common Stock which are not subscribed for in the Rights Offering; and (iii) upon the Closing (as defined in the SPBA), each Ad Hoc Group Member shall be entitled to receive a portion of the Commitment Fee Shares otherwise payable to the Investors under the SPBA.

The foregoing summary is qualified in its entirety by reference to the PSA, a copy of which is attached as Exhibit 99.2 to the Schedule 13D filed by Deutsche Bank AG on July 12, 2013 and is hereby incorporated herein by reference.

Share Purchase Agreement

A Share Purchase Agreement, dated as of June 21, 2013 (the “SP Agreement”), was entered into by and among the Investors, Silver Point and the Company.  The SP Agreement provides, among other things, that upon the Closing (as defined in the SPBA): (i) the Company will sell to Silver Point rather than the Investors a number of shares of New Common Stock for which the Investors otherwise would have subscribed directly under the SPBA; (ii) to the extent Investors are required under the SPBA to purchase any Unsubscribed Shares (as defined in the SPBA), Silver Point rather than the Investors will purchase such Unsubscribed Shares; and (iii) the Company will issue to Silver Point rather than the Investors a number of shares of New Common Stock related to the commitment fee under the SPBA that otherwise would have been issued to the Investors.

The foregoing summary is qualified in its entirety by reference to the SP Agreement, a

Page 11 of 18 Pages

copy of which is attached as Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on June 27, 2013 and is hereby incorporated herein by reference.

Disclosure Statement

The Bankruptcy Court on July 17, 2013 approved the Disclosure Statement in respect of the Chapter 11 Plan (the “Disclosure Statement”) to be used in connection with the solicitation of votes from the Company’s creditors and other constituencies to accept the Chapter 11 Plan.  The Disclosure Statement contemplates certain minor changes to the terms of certain of the above-referenced agreements. A copy of the Disclosure Statement is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 19, 2013 and is hereby incorporated herein by reference.

Consequences of Proposed Restructuring

The Restructuring and, accordingly, the consummation of the transactions contemplated by the foregoing agreements are subject to the Bankruptcy Court’s confirmation and the effectiveness of the Chapter 11 Plan.  Assuming the Restructuring and such transactions are consummated in accordance with their respective terms, immediately following the Closing (as defined in the SPBA), the Greywolf Investors would own approximately 4.4 million shares of New Common Stock, representing in the aggregate approximately 28% of the then issued and outstanding shares of New Common Stock (not including any New Common Stock that may be issued pursuant to any management incentive arrangements).

The Chapter 11 Plan provides for the cancellation of the currently outstanding shares of the Company’s Class A Common Stock, including the Shares held by the Reporting Persons.  The Chapter 11 Plan does not contemplate that the New Common Stock will be registered as a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).  The Reporting Persons hereby expressly disclaim: (i) membership in any “group” (within the meaning of Section 13(d) of the Exchange Act) with any of the Other Investors, any member of the Ad Hoc Group and/or Silver Point; and (ii) beneficial ownership of any Shares or Convertible Notes held by any of the Other Investors, any member of the Ad Hoc Group and/or Silver Point.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer

The Greywolf Funds

Page 12 of 18 Pages

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 49,007,569 Shares outstanding as of July 19, 2012, as reported by the Company in its Proxy Statement/Prospectus dated July 26, 2012 filed with the Securities and Exchange Commission on July 26, 2012.

(c)	There have been no purchases or sales of Shares by the Greywolf Funds in the past 60 days.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II as reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II as reported herein.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

Page 13 of 18 Pages

Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)
The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II as reported herein.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for each of the Greywolf Funds are owned directly by such Greywolf Fund.  The General Partner, as the general partner of Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II.   The Investment Manager, as the investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds.  The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds.  Savitz, as the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds.  Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

The Greywolf Investors acquired and hold certain Senior Notes and Convertible Notes in the ordinary course of business for investment purposes. The Reporting Persons believe that the conversion-related terms and conditions of the Convertible Notes do not currently result in any Reporting Person or affiliate thereof having beneficial ownership of any Shares underlying the Convertible Notes. The Senior Notes and the Convertible Notes are subject to the Restructuring contemplated by the Chapter 11 Plan described in Item 4 above.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint

Page 14 of 18 Pages

ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Exchange Act.

The Second Amended and Restated Stock Purchase and Backstop Agreement, dated as of June 6, 2013, is attached as Exhibit 99.1 to the Schedule 13D filed by Deutsche Bank AG on July 12, 2013.  Such exhibit is hereby incorporated herein by reference.

The form of New Stockholders Agreement is attached as Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on June 27, 2013.  Such exhibit is hereby incorporated herein by reference.

The Plan Support Agreement, dated as of June 6, 2013, is attached as Exhibit 99.2 to the Schedule 13D filed by Deutsche Bank AG on July 12, 2013.  Such exhibit is hereby incorporated herein by reference.

The Share Purchase Agreement, dated as of June 21, 2013, is attached as Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on June 27, 2013.  Such exhibit is hereby incorporated herein by reference.

The Disclosure Statement, dated July 17, 2013, is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 19, 2013.  Such exhibit is hereby incorporated herein by reference.

Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2013

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By Jonathan Savitz,
Senior Managing Member

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

 /s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF CAPITAL OVERSEAS MASTER FUND
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 17 of 18 Pages

EXHIBIT 1
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July 23, 2013

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By Jonathan Savitz,
Senior Managing Member

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF CAPITAL OVERSEAS MASTER FUND
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

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